December 1, 2023

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Virginia National Bankshares Corporation

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 29, 2023

File No. 001-40305

To the Division of Corporation Finance:

This letter serves to respond to your letter dated November 17, 2023 regarding the disclosure of the Non-GAAP measures for "ALLL to total loans, excluding acquired loans and fair value mark" and "ALLL + fair value mark to total loans." Since the adoption of CECL effective January 1, 2023, we have discontinued using the Non-GAAP measure of "ALLL to total loans, excluding acquired loans and fair value mark."

We do feel strongly, however, that the use of the Non-GAAP measure for "ACL + fair value mark to total loans" (note that ACL replaced ALLL upon the adoption of CECL) provides the reader with valuable information. We often have investors ask us to provide such metric. In reading and examining the interpretations in Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, all of the examples cited (although labeled as not limited to) relate to income statement items and not balance sheet items. The Non-GAAP measure in question does not change the recognition and measurement principles required to be applied in accordance with GAAP. The measure is acknowledged as being Non-GAAP and a reconciliation is provided. In our financial services industry, the proper allocation of a credit mark associated with purchased loans during an acquisition is vital to the financial success of the acquisition. Keeping the investors and other readers of the financial statements aware of the remaining credit mark, and how it complements the ACL, is an important component of the Management's Discussion and Analysis that we prefer to maintain.

We look forward to your consideration and response.

Sincerely,

/s/ Tara Y. Harrison

Tara Y. Harrison, CPA

Executive Vice President & Chief Financial Officer